FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item
1.	Other News
2.	Unaudited Financial Results (Standalone and Consolidated) for the quarter and nine months ended December 31, 2020
3.	Limited review reports submitted by the statutory auditors of the Bank.
4.	Press Release dated December 31, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	January 30, 2021	By:		/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Chief Manager

OTHER NEWS

Sub: Board Meeting held on January 30, 2021

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

In terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we enclose herewith the following:

1.	Copy of the unaudited financial results (standalone and consolidated) for the quarter and nine months ended December 31, 2020 which have been approved by the Board of Directors of the Bank at its Meeting held today.

2.	Copy of limited review reports submitted by the statutory auditors of the Bank.

A copy of the Press Release being issued in this connection is also attached.

Further, we wish to inform you that the Board of Directors of the Bank at its Meeting held today also approved the appointment of Mr. Anish Madhavan as the 'Group Chief Internal Auditor' of the Bank effective June 1, 2021 for a minimum period of three years in place of Dr. Sanjay Chougule, who will retire on May 31, 2021 . The brief profile of Mr. Anish Madhavan is enclosed as Annexure.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Phone: 022-26538900, Fax: 022-26531230, Email: investor@icicibank.com Website: www.icicibank.com

STANDALONE FINANCIAL RESULTS
(Rs. in crore)
Sr. no.	Particulars			Three months ended			Nine months ended		Year ended
				December 31, 2020 (Q3-2021)	September 30, 2020 (Q2-2021)	December 31, 2019 (Q3-2020)	December 31, 2020 (9M-2021)	December 31, 2019 (9M-2020)	March 31, 2020 (FY2020)
				(Unaudited)	(Unudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			19,729.79	19,622.46	19,064.28	59,276.60	55,609.64	74,798.32
	a)	Interest/discount on advances/bills		14,034.81	14,037.91	14,795.57	42,649.39	42,715.99	57,551.11
	b)	Income on investments		4,120.45	4,313.78	3,678.93	12,624.94	11,050.26	14,673.21
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		458.13	421.13	184.24	1,324.08	467.94	682.15
	d)	Others		1,116.40	849.64	405.54	2,678.19	1,375.45	1,891.85
2.	Other income (refer note no. 6)			4,686.27	4,028.31	4,573.98	14,857.18	12,193.64	16,448.62
3.	TOTAL INCOME (1)+(2)			24,416.06	23,650.77	23,638.26	74,133.78	67,803.28	91,246.94
4.	Interest expended			9,817.33	10,256.37	10,518.96	30,718.30	31,269.46	41,531.25
5.	Operating expenses (e)+(f)			5,778.97	5,133.31	5,570.67	15,558.18	15,822.63	21,614.41
	e)	Employee cost		1,949.93	1,967.34	1,942.11	6,083.35	6,036.73	8,271.24
	f)	Other operating expenses		3,829.04	3,165.97	3,628.56	9,474.83	9,785.90	13,343.17
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			15,596.30	15,389.68	16,089.63	46,276.48	47,092.09	63,145.66
7.	OPERATING PROFIT (3)–(6)			8,819.76	8,261.09	7,548.63	27,857.30	20,711.19	28,101.28
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 3 to 5 below)			2,741.72	2,995.27	2,083.20	13,330.94	8,085.80	14,053.24
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			6,078.04	5,265.82	5,465.43	14,526.36	12,625.39	14,048.04
10.	Exceptional items			..	..	..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			6,078.04	5,265.82	5,465.43	14,526.36	12,625.39	14,048.04
12.	Tax expense (g)+(h)			1,138.45	1,014.49	1,318.97	2,736.29	5,915.94	6,117.23
	g)	Current period tax		1,401.51	1,097.99	1,514.60	3,272.39	2,941.27	3,746.03
	h)	Deferred tax adjustment		(263.06)	(83.50)	(195.63)	(536.10)	2,974.67	2,371.20
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			4,939.59	4,251.33	4,146.46	11,790.07	6,709.45	7,930.81
14.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			4,939.59	4,251.33	4,146.46	11,790.07	6,709.45	7,930.81
16.	Paid-up equity share capital (face value Rs. 2 each)			1,380.95	1,379.46	1,294.08	1,380.95	1,294.08	1,294.76
17.	Reserves excluding revaluation reserves			138,269.45	133,154.55	110,659.00	138,269.45	110,659.00	112,091.29
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.34%	0.34%	0.31%	0.34%	0.31%	0.31%
	ii)	Capital adequacy ratio (Basel III)		18.04%	18.47%	16.50%	18.04%	16.50%	16.11%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	7.16	6.35	6.41	17.63	10.39	12.28
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	7.05	6.29	6.30	17.42	10.23	12.08
19.	NPA Ratio[1] (refer note no. 3)
	i)	Gross non-performing customer assets (net of write-off)		34,860.43	38,989.19	43,453.86	34,860.43	43,453.86	41,409.16
	ii)	Net non-performing customer assets		4,860.55	7,187.51	10,388.50	4,860.55	10,388.50	10,113.86
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		4.38%	5.17%	5.95%	4.38%	5.95%	5.53%
	iv)	% of net non-performing customer assets to net customer assets		0.63%	1.00%	1.49%	0.63%	1.49%	1.41%
20.	Return on assets (annualised)			1.70%	1.50%	1.68%	1.39%	0.93%	0.81%
1.	At December 31, 2020, the percentage of gross non-performing advances (net of write-off) to gross advances was 4.72% (September 30, 2020: 5.63%, March 31, 2020: 6.04%, December 31, 2019: 6.39%) and net non-performing advances to net advances was 0.69% (September 30, 2020: 1.09%, March 31, 2020: 1.54%, December 31, 2019: 1.60%).

SUMMARISED STANDALONE BALANCE SHEET
(Rs. in crore)
Particulars	At
	December 31, 2020	September 30, 2020	March 31, 2020	December 31, 2019
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,380.95	1,379.46	1,294.76	1,294.08
Employees stock options outstanding	3.26	3.45	3.49	3.64
Reserves and surplus	141,384.32	136,269.42	115,206.16	113,703.51
Deposits	874,347.55	832,935.62	770,968.99	716,345.08
Borrowings (includes subordinated debt)	111,608.07	136,426.86	162,896.76	137,374.68
Other liabilities and provisions	64,493.04	55,956.34	47,994.99	38,347.01
Total Capital and Liabilities	1,193,217.19	1,162,971.15	1,098,365.15	1,007,068.00

Assets
Cash and balances with Reserve Bank of India	29,405.64	30,537.84	35,283.96	36,214.56
Balances with banks and money at call and short notice	104,863.87	106,053.91	83,871.78	34,222.46
Investments	275,260.63	289,623.03	249,531.48	227,479.99
Advances	699,017.46	652,607.99	645,289.97	635,654.26
Fixed assets	8,716.76	8,706.83	8,410.29	8,087.87
Other assets	75,952.83	75,441.55	75,977.67	65,408.86
Total Assets	1,193,217.19	1,162,971.15	1,098,365.15	1,007,068.00

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. no.	Particulars		Three months ended			Nine months ended		Year ended
			December 31, 2020 (Q3-2021)	September 30, 2020 (Q2-2021)	December 31, 2019 (Q3-2020)	December 31, 2020 (9M-2021)	December 31, 2019 (9M-2020)	March 31, 2020 (FY2020)
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		22,213.88	22,226.49	21,622.94	66,863.08	63,095.09	84,835.77
	a)	Interest/discount on advances/bills	14,761.80	14,805.93	15,679.02	44,903.43	45,247.23	60,928.31
	b)	Income on investments	5,793.88	6,061.02	5,243.29	17,708.63	15,733.47	20,971.20
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	523.19	488.72	238.39	1,516.38	634.81	907.41
	d)	Others	1,135.01	870.82	462.24	2,734.64	1,479.58	2,028.85
2.	Other income (refer note no. 6)		18,240.57	17,094.93	16,748.01	50,852.11	46,569.53	64,950.33
3.	TOTAL INCOME (1)+(2)		40,454.45	39,321.42	38,370.95	117,715.19	109,664.62	149,786.10
4.	Interest expended		10,412.04	10,944.95	11,297.12	32,704.01	33,640.43	44,665.52
5.	Operating expenses (e)+(f)		19,784.13	18,453.81	18,177.11	52,538.36	50,997.19	71,517.90
	e)	Employee cost	2,658.38	2,731.93	2,717.36	8,247.67	8,258.34	11,156.75
	f)	Other operating expenses	17,125.75	15,721.88	15,459.75	44,290.69	42,738.85	60,361.15
6.	TOTAL EXPENDITURE (4)+(5)		30,196.17	29,398.76	29,474.23	85,242.37	84,637.62	116,183.42
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		10,258.28	9,922.66	8,896.72	32,472.82	25,027.00	33,602.68
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 3 to 5 below)		2,700.29	3,049.95	2,131.44	13,454.82	8,415.86	15,014.07
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		7,557.99	6,872.71	6,765.28	19,018.00	16,611.14	18,588.61
10.	Exceptional items		..	..	..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)		7,557.99	6,872.71	6,765.28	19,018.00	16,611.14	18,588.61
12.	Tax expense (g)+(h)		1,538.21	1,446.38	1,651.00	3,984.98	6,998.89	7,363.14
	g)	Current period tax	1,825.85	1,591.92	1,864.38	4,666.75	4,111.49	5,177.81
	h)	Deferred tax adjustment	(287.64)	(145.54)	(213.38)	(681.77)	2,887.40	2,185.33
13.	Less: Share of profit/(loss) of minority shareholders		521.63	544.00	444.18	1,534.86	1,297.26	1,659.16
14.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)–(13)		5,498.15	4,882.33	4,670.10	13,498.16	8,314.99	9,566.31
15.	Extraordinary items (net of tax expense)		..	..	..	..	..	..
16.	NET PROFIT/(LOSS) FOR THE PERIOD (14)-(15)		5,498.15	4,882.33	4,670.10	13,498.16	8,314.99	9,566.31
17.	Paid-up equity share capital (face value Rs. 2/- each)		1,380.95	1,379.46	1,294.08	1,380.95	1,294.08	1,294.76
18.	Reserves excluding revaluation reserves		147,679.51	141,499.23	117,867.53	147,679.51	117,867.53	118,518.45
19.	Analytical ratios
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		7.97	7.30	7.22	20.18	12.88	14.81
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		7.84	7.21	7.09	19.91	12.66	14.55

SUMMARISED CONSOLIDATED BALANCE SHEET
(Rs. in crore)
Particulars	At
	December 31, 2020	September 30, 2020	March 31, 2020	December 31, 2019
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,380.95	1,379.46	1,294.76	1,294.08
Employees stock options outstanding	3.26	3.45	3.49	3.64
Reserves and surplus	150,822.87	144,642.59	121,661.81	120,937.53
Minority interest	9,256.60	8,482.86	6,794.77	7,058.94
Deposits	904,332.98	863,139.13	800,784.46	746,786.81
Borrowings (includes subordinated debt)	154,718.42	189,941.45	213,851.78	189,302.83
Liabilities on policies in force	194,227.16	172,685.09	145,486.25	163,856.71
Other liabilities and provisions	104,610.98	95,739.67	87,414.91	75,670.15
Total Capital and Liabilities	1,519,353.22	1,476,013.70	1,377,292.23	1,304,910.69

Assets
Cash and balances with Reserve Bank of India	29,839.70	30,587.66	35,311.93	36,309.55
Balances with banks and money at call and short notice	118,440.33	117,422.68	92,540.99	43,086.10
Investments	513,138.95	511,618.43	443,472.63	435,262.70
Advances	757,746.07	713,359.08	706,246.11	700,474.11
Fixed assets	10,662.75	10,655.58	10,408.66	10,079.90
Other assets	89,525.42	92,370.27	89,311.91	79,698.33
Total Assets	1,519,353.22	1,476,013.70	1,377,292.23	1,304,910.69

CONSOLIDATED SEGMENTAL RESULTS
(Rs. in crore)
Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2020 (Q3-2021)	September 30, 2020 (Q2-2021)	December 31, 2019 (Q3-2020)	December 31, 2020 (9M-2021)	December 31, 2019 (9M-2020)	March 31, 2020 (FY2020)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment Revenue
a	Retail Banking	19,051.50	18,654.97	18,748.23	55,872.62	53,706.82	72,554.24
b	Wholesale Banking	9,279.22	9,204.09	10,196.08	28,054.22	29,774.05	39,942.34
c	Treasury	15,989.98	15,891.71	16,038.24	51,157.92	46,339.75	62,092.61
d	Other Banking	849.80	803.90	947.06	2,460.51	3,126.69	3,996.67
e	Life Insurance	11,085.66	10,637.25	9,872.88	28,947.02	27,511.26	39,703.81
f	General Insurance	3,369.50	3,168.50	3,198.67	9,560.37	9,316.01	12,374.48
g	Others	1,899.98	2,020.09	1,779.88	5,909.60	5,164.48	6,737.13
	Total segment revenue	61,525.64	60,380.51	60,781.04	181,962.26	174,939.06	237,401.28
	Less: Inter segment revenue	21,071.19	21,059.09	22,410.09	64,247.07	65,274.44	87,615.18
	Income from operations	40,454.45	39,321.42	38,370.95	117,715.19	109,664.62	149,786.10
2.	Segmental Results (i.e. Profit before tax and minority interest)
a	Retail Banking	(329.50)	3,012.24	2,557.71	5,441.50	7,094.30	8,993.02
b	Wholesale Banking	1,595.87	683.88	1,230.86	3,295.46	1,239.17	927.23
c	Treasury	2,374.95	1,941.44	1,597.88	8,892.32	3,863.28	5,171.08
d	Other Banking	207.35	136.31	351.54	495.71	1,130.55	1,086.79
e	Life Insurance	326.46	329.87	303.49	967.52	896.74	1,068.40
f	General Insurance	418.23	554.57	389.92	1,503.84	1,326.25	1,696.89
g	Others	1,019.97	978.11	689.85	2,976.63	1,946.02	2,385.27
	Total segment results	5,613.33	7,636.42	7,121.25	23,572.98	17,496.31	21,328.68
	Less: Inter segment adjustment	352.64	266.41	355.97	804.98	885.17	1,229.58
	Unallocated expenses	(2,297.30)	497.30	..	3,750.00	..	1,510.49
	Profit before tax and minority interest	7,557.99	6,872.71	6,765.28	19,018.00	16,611.14	18,588.61
3.	Segment assets
a	Retail Banking	385,721.73	364,641.11	345,711.33	385,721.73	345,711.33	351,341.21
b	Wholesale Banking	317,952.79	294,183.17	300,887.98	317,952.79	300,887.98	307,307.06
c	Treasury	458,737.93	473,650.66	334,677.95	458,737.93	334,677.95	413,379.14
d	Other Banking	76,371.41	75,842.65	75,548.44	76,371.41	75,548.44	73,452.80
e	Life Insurance	207,531.21	184,161.41	174,399.54	207,531.21	174,399.54	155,710.49
f	General Insurance	38,697.94	37,868.07	36,065.99	38,697.94	36,065.99	36,599.06
g	Others	32,816.54	43,035.95	36,458.44	32,816.54	36,458.44	37,894.74
h	Unallocated	15,745.71	16,505.99	14,967.35	15,745.71	14,967.35	16,195.02
	Total	1,533,575.26	1,489,889.01	1,318,717.02	1,533,575.26	1,318,717.02	1,391,879.52
	Less: Inter segment adjustment	14,222.04	13,875.31	13,806.33	14,222.04	13,806.33	14,587.29
	Total segment assets	1,519,353.22	1,476,013.70	1,304,910.69	1,519,353.22	1,304,910.69	1,377,292.23
4.	Segment liabilities
a	Retail Banking	661,293.64	623,628.40	542,292.98	661,293.64	542,292.98	573,246.77
b	Wholesale Banking	256,049.68	242,783.86	203,622.20	256,049.68	203,622.20	230,712.86
c	Treasury	142,021.01	164,790.95	160,294.44	142,021.01	160,294.44	189,938.38
d	Other Banking	59,841.16	60,624.11	61,352.54	59,841.16	61,352.54	60,562.11
e	Life Insurance	198,748.47	176,102.67	167,020.49	198,748.47	167,020.49	148,643.69
f	General Insurance	31,344.47	31,175.63	30,502.78	31,344.47	30,502.78	31,336.69
g	Others	26,809.29	37,200.09	31,396.34	26,809.29	31,396.34	32,968.47
h	Unallocated	5,260.46	7,557.80	..	5,260.46	..	1,510.49
	Total	1,381,368.18	1,343,863.51	1,196,481.77	1,381,368.18	1,196,481.77	1,268,919.46
	Less: Inter segment adjustment	14,222.04	13,875.31	13,806.33	14,222.04	13,806.33	14,587.29
	Total segment liabilities	1,367,146.14	1,329,988.20	1,182,675.44	1,367,146.14	1,182,675.44	1,254,332.17
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(275,571.91)	(258,987.29)	(196,581.65)	(275,571.91)	(196,581.65)	(221,905.56)
b	Wholesale Banking	61,903.11	51,399.31	97,265.78	61,903.11	97,265.78	76,594.20
c	Treasury	316,716.92	308,859.71	174,383.51	316,716.92	174,383.51	223,440.76
d	Other Banking	16,530.25	15,218.54	14,195.90	16,530.25	14,195.90	12,890.69
e	Life Insurance	8,782.74	8,058.74	7,379.05	8,782.74	7,379.05	7,066.80
f	General Insurance	7,353.47	6,692.44	5,563.21	7,353.47	5,563.21	5,262.37
g	Others	6,007.25	5,835.86	5,062.10	6,007.25	5,062.10	4,926.27
h	Unallocated	10,485.25	8,948.19	14,967.35	10,485.25	14,967.35	14,684.53
	Total capital employed	152,207.08	146,025.50	122,235.25	152,207.08	122,235.25	122,960.06

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.
2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	'Treasury' includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited.
8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.
9.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.
10.	During Q3-2021, the Bank has changed its provisioning policy on non-performing assets to make it more conservative. The contingency provision made on a prudent basis for loans overdue for more than 90 days at December 31, 2020 but not classified as NPA pursuant to the Supreme Court’s interim order, also reflects the revised policy. Results of retail segment for Q3-2021 and 9M-2021 include the impact of the above change in provisioning policy.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on January 30, 2021. The statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial statements for Q3-2021 and 9M-2021.
2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting' as prescribed under Companies Act, 2013.
3.
(i)	The Covid-19 pandemic has impacted most economies and banking systems globally, including India. The nation-wide lockdown for the first two months of FY2021 substantially impacted economic activity, which has subsequently seen an improvement following the easing of lockdown measures and progress towards normalcy. For the banking sector, these developments resulted in lower demand for loans and fee-based services; various relief measures for borrowers impacted by the economic disruption, including moratorium on payment of dues and standstill in asset classification; and higher provisioning in expectation of higher additions to non-performing loans following the cessation of moratorium and asset classification standstill.
In addition to Covid-19 related provision of ₹ 2,725.00 crore made in FY2020, during H1-2021, the Bank made Covid-19 related provision of ₹ 5,550.00 crore; and contingency provision of ₹ 497.30 crore for borrower accounts not classified as non-performing pursuant to the interim order of the Supreme Court. The Bank held aggregate Covid-19 related provision of ₹ 8,772.30 crore at September 30, 2020.
During Q3-2021, the Bank made contingency provision amounting to ₹ 3,012.16 crore for borrower accounts not classified as non-performing pursuant to the interim order of the Supreme Court. The Bank utilised ₹ 1,800.00 crore of Covid-19 related provisions made in the earlier periods. Accordingly, at December 31, 2020, the Bank held aggregate Covid-19 related provision of ₹ 9,984.46 crore, including contingency provision amounting to ₹ 3,509.46 crore.
The provision made by the Bank is more than the requirement as per the Reserve Bank of India (RBI) guideline dated April 17, 2020.
The impact of the Covid-19 pandemic on the Bank and the Group is uncertain and will depend on the spread of Covid-19, the effectiveness of current and future steps taken by governments and central banks to mitigate the economic impact, steps taken by the Bank and the Group and the time it takes for economic activities to return to pre-pandemic levels. The Bank’s capital and liquidity position is strong and would continue to be a focus area for the Bank during this period.
(ii)	The Supreme Court, in a writ petition, through its interim order dated September 3, 2020 has directed that accounts which were not declared as NPA till August 31, 2020 shall not be declared as NPA till further orders. Including borrower accounts overdue for more than 90 days at December 31, 2020 and not classified as NPA pursuant to this order, the pro forma gross NPA ratio and net NPA ratio (based on customer assets), would have been 5.42% (September 30, 2020: 5.36%) and 1.26% (September 30, 2020: 1.12%) respectively at December 31, 2020. The Bank holds contingency provision on these borrower accounts at December 31, 2020.
4.	The RBI through its guideline on ‘Resolution Framework for COVID-19-related Stress’ dated August 6, 2020, has provided a prudential framework to implement a resolution plan in respect of eligible corporate borrowers and personal loans, while classifying such exposures as standard, subject to specified conditions. The Bank has invoked resolution plan for borrowers amounting to ₹ 2,546.10 crore (excluding ₹ 888.22 crore comprising accounts not classified as NPA pursuant to the interim order of the Supreme Court) and made provision of ₹ 385.00 crore against these borrowers during Q3-2021. The provision made by the Bank is higher than the RBI’s requirement.
5.	During Q3-2021, the Bank has changed its provisioning policy on non-performing assets to make it more conservative. The contingency provision made on a prudent basis for loans overdue for more than 90 days at December 31, 2020 but not classified as NPA pursuant to the Supreme Court’s interim order, also reflects the revised policy. The change in policy resulted in higher provision on advances amounting to ₹ 2,095.88 crore during Q3-2021 and 9M-2021 for aligning provisions on outstanding loans to the revised policy.
6.	During Q3-2021, the Bank sold equity shares representing 2.21% in ICICI Securities Limited and made a net gain of ₹ 328.64 crore in standalone financial results and Rs. 301.05 crore in consolidated financial results.
During Q2-2021, the Bank sold equity shares representing 2.00% in ICICI Securities Limited and made a net gain of ₹ 305.01 crore in standalone financial results and Rs. 280.13 crore in consolidated financial results.

During Q1-2021, the Bank sold equity shares representing 3.96% in ICICI Lombard General Insurance Company Limited and 1.50% in ICICI Prudential Life Insurance Company Limited and made a net gain of Rs. 3,036.29 crore in standalone financial results and ₹ 2,715.87 crore in consolidated financial results.
7.	During Q3-2021, the Bank has allotted 7,470,378 equity shares of ₹ 2 each pursuant to exercise of employee stock options.
8.	In accordance with RBI guidelines on 'Basel III Capital Regulations', read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at December 31, 2020, including leverage ratio and liquidity coverage ratio, is available at https://www.icicibank.com/regulatory-disclosure.page.
9.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
10.	The above standalone and consolidated financial results have been reviewed/audited by the statutory auditors, Walker Chandiok & Co LLP, Chartered Accountants.
11.	₹ 1 crore = ₹ 10.0 million.

For and on behalf of the Board of Directors

Sandeep Batra
Mumbai	Executive Director
January 30, 2021	DIN-03620913

Independent Auditor’s Review Report on Consolidated Unaudited Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

To the Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of consolidated unaudited financial results (‘the Statement’) of ICICI Bank Limited (‘the Holding Company’ or ‘the Bank’) and its subsidiaries (the Holding Company and its subsidiaries together referred to as ‘the Group’), and its associates (refer Annexure 1 for the list of subsidiaries and associates included in the Statement) for the quarter ended 31 December 2020 and the year to date results for the period 01 April 2020 to 31 December 2020, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including relevant circulars issued by the SEBI from time to time, except for the disclosures relating to consolidated Pillar 3 disclosures as at 31 December 2020, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations, as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Holding Company’s management and has been approved by the Holding Company's Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25, Interim Financial Reporting (‘AS 25’), prescribed under Section 133 of the Companies Act 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘the RBI’) from time to time (‘the RBI guidelines’), and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing specified under section 143(10) of the Companies Act, 2013, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the SEBI Circular CIR/CFD/CMD1/44/2019 dated 29 March 2019 issued by the SEBI under Regulation 33 (8) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), to the extent applicable.

4.	Based on our review conducted and procedures performed as stated in paragraph 3 above and upon consideration of the review reports of the branch auditor and other auditors, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the RBI guidelines, and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including the manner in which it is to be disclosed, or that it contains any material misstatement, except for the disclosures relating to consolidated Pillar 3 disclosure as at 31 December 2020, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us.

5.	We draw attention to note 3 of the accompanying Statement which describes the uncertainties due to the outbreak of SARS-CoV-2 virus (COVID-19). In view of these uncertainties, the impact on the Group’s results is significantly dependent on future developments. Our conclusion is not modified in respect of this matter.

6.	We did not review the interim financial information of one branch of the Bank located in Dubai, included in the Statement, whose financial information reflects total assets of ₹ 28,525.78 crores as at 31 December 2020 and total revenues of ₹ 169.98 crores and ₹ 577.14 crores and total net loss of ₹ 29.75 crores and ₹ 464.77 crores, for the quarter and nine months ended 31 December 2020, respectively, as considered in the Statement. The aforementioned financial information have been reviewed by the branch auditor, whose review report have been furnished to us by the management, and our conclusion, in so far as it relates to the amounts and disclosures included in respect of such branch, is based solely on the reports of such branch auditor. Our conclusion is not modified in respect of this matter.

7.	We did not review / audit the interim financial statements / information of nine subsidiaries, whose financial statements / information reflect total assets of ₹ 130,202.54 crores as at 31 December 2020, total revenues of ₹ 5,032.03 crores and ₹ 15,151.01 crore and total net profit after tax of ₹ 795.87 crores and ₹ 2,673.80 crores, for the quarter and nine months ended 31 December 2020, respectively, as considered in the Statement. These interim financial statements / information have been reviewed / audited by other auditors whose review / audit reports have been furnished to us by the management, and our conclusion in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the review / audit reports of such other auditors, and the procedures performed by us as stated in paragraph 3 above.

Further, of these subsidiaries, three subsidiaries are located outside India whose interim financial statements / information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed / audited by their respective auditors under generally accepted auditing standards applicable in their respective countries. Our review report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the reports of other auditors.

Our conclusion is not modified in respect of this matter.

8.	We have jointly audited with other auditors, the financial statements of one subsidiary, whose interim financial statements reflect total assets of ₹ 207,663.77 crores as at 31 December 2020, total revenues of ₹ 11,085.80 crores and ₹ 28,947.24 crores and total net profit after tax of ₹ 305.55 crores and ₹ 896.36 crores, for the quarter and nine months ended 31 December 2020, respectively, as considered in the Statement. For the purpose of our conclusion on the Statement, we have relied upon the work of such other auditor, to the extent of work performed by them. Our conclusion is not modified in respect of this matter.

9.	The Statement includes the interim financial statements / information of five subsidiaries, whose condensed interim financial statements / information reflect total assets of ₹ 92.41 crores as at 31 December 2020, total revenues of ₹ 11.09 crores and ₹ 15.71 crores and total net profit after tax of ₹ 6.60 crores and ₹ 3.33 crores, for the quarter and nine months ended 31 December 2020, respectively, as considered in the Statement. The Statement also includes the Group’s share of net profit of ₹ 35.37 crores and ₹ 90.64 crores for the quarter and nine months ended 31 December 2020, respectively, in respect of seven associates. The financial statements / information of the these subsidiaries and associates have not been reviewed / audited and have been furnished to us by the management. Our conclusion on the Statement, and our report in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with the SEBI Circular, in so far as it relates to the aforesaid subsidiaries and associates, are based solely on such unaudited/unreviewed financial statements / information. According to the information and explanations given to us by the management, these interim financial statements / information are not material to the Group. Our conclusion is not modified in respect of this matter.

10.	The joint auditors, Walker Chandiok & Co LLP, Chartered Accountants, and B S R & Co. LLP, Chartered Accountants, of ICICI Prudential Life Insurance Company Limited, vide their audit report dated 27 January 2021, have expressed an unmodified opinion and have reported in the ‘Other Matter’ section that, ‘The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 December 2020 is the responsibility of the Company’s Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 December 2020, has been duly certified by the Appointed Actuary and in her opinion, the assumptions for such valuation, are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India (‘IRDAI’) and the Institute of Actuaries of India, in concurrence with the Authority’. The joint auditors have relied upon the Appointed Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists on the financial statements of the Company. Our conclusion is not modified in respect of this matter.

11.	The joint auditors of ICICI Lombard General Insurance Company Limited, vide their audit report dated 19 January 2021, have expressed an unmodified opinion and have reported in the ‘Other Matter’ section that, ‘The actuarial valuation of liabilities in respect of Incurred But Not Reported (‘IBNR’), Incurred But Not Enough Reported (‘IBNER’) and Premium Deficiency Reserve (the ‘PDR’) is the responsibility of the Company’s Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 December 2020 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation, are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI’. The joint auditors have relied upon the Appointed Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the financial statements of the Company. Our conclusion is not modified in respect of this matter.

For Walker Chandiok & Co LLP

Chartered Accountants

Firm Registration No: 001076N/N500013

Sudhir N. Pillai

Partner

Membership No. 105782

UDIN: 21105782AAAABH4170

Place: Mumbai

Date: 30 January 2021

Annexure 1

List of entities included in the Statement

Holding Company

i)	ICICI Bank Limited

Subsidiaries

ii)	ICICI Bank Canada

iii)	ICICI Bank UK PLC

iv)	ICICI International Limited

v)	ICICI Prudential Life Insurance Company Limited

vi)	ICICI Prudential Pension Funds Management Company Limited

vii)	ICICI Securities Primary Dealership Limited

viii)	ICICI Home Finance Company Limited

ix)	ICICI Investment Management Company Limited

x)	ICICI Securities Limited,

xi)	ICICI Securities Holdings Inc.

xii)	ICICI Securities Inc.

xiii)	ICICI Venture Funds Management Company Limited

xiv)	ICICI Trusteeship Services Limited

xv)	ICICI Prudential Asset Management Company Limited

xvi)	ICICI Lombard General Insurance Company Limited

xvii)	ICICI Prudential Trust Limited

xviii)	ICICI Strategic Investments Fund

Associates

xix)	I-Process Services (India) Private Limited

xx)	NIIT Institute of Finance Banking and Insurance Training Limited

xxi)	ICICI Merchant Services Private Limited

xxii)	Arteria Technologies Private Limited

xxiii)	India Infradebt Limited

xxiv)	India Advantage Fund III; and

xxv)	India Advantage Fund IV

Independent Auditor’s Review Report on Standalone Unaudited Quarterly and Year to Date Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

To the Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of standalone unaudited financial results (‘the Statement’) of ICICI Bank Limited (‘the Bank’) for the quarter ended 31 December 2020 and the year to date results for the period 01 April 2020 to 31 December 2020, being submitted by the Bank pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including relevant circulars issued by the SEBI from time to time, except for the disclosures relating to Pillar 3 disclosure as at 31 December 2020, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations, as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement, and have not been reviewed by us.

2.	The Statement, which is the responsibility of the Bank’s management and has been approved by the Bank’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25, Interim Financial Reporting (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘the RBI’) from time to time (‘the RBI guidelines’), and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing specified under section 143(10) of the Companies Act, 2013, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, and the consideration of the review report of the branch auditor, referred to in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the RBI guidelines, and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including the manner in which it is to be disclosed, or that it contains any material misstatement, or that it has not been prepared in accordance with the relevant prudential norms issued by the RBI in respect of income recognition, asset classification, provisioning and other related matters, except for the disclosures relating to Pillar 3 disclosure as at 31 December 2020, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations, as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us.

5.	We draw attention to note 3 of the accompanying Statement which describes the uncertainties due to the outbreak of SARS-CoV-2 virus (COVID-19). In view of these uncertainties, the impact on the Bank’s results is significantly dependent on future developments. Our conclusion is not modified in respect of this matter.

6.	We did not review the interim financial information of one branch of the Bank located in Dubai, included in the Statement, whose financial information reflects total assets of ₹ 28,525.78 crores as at 31 December 2020, total revenues of ₹ 169.98 crores and ₹ 577.14 crores for the quarter and nine months ended 31 December 2020, respectively, and total net loss of ₹ 29.75 crores and ₹464.77 crores for the quarter and nine months ended 31 December 2020 respectively, as considered in the Statement. The aforementioned financial information have been reviewed by the branch auditor, whose review reports have been furnished to us by the management, and our conclusion, in so far as it relates to the amounts and disclosures included in respect of such branch, is based solely on the reports of such branch auditor. Our conclusion is not modified in respect of this matter.

For Walker Chandiok & Co LLP

Chartered Accountants

Firm Registration No: 001076N/N500013

Sudhir N. Pillai

Partner

Membership No. 105782

UDIN No. 21105782AAAABG1792

Place: Mumbai

Date: 30 January 2021

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	January 30, 2021

Performance Review: Quarter ended December 31, 2020

•	Profit after tax grew by 19% year-on-year to ₹ 4,940 crore (US$ 676 million) in the quarter ended December 31, 2020 (Q3-2021) compared to ₹ 4,146 crore (US$ 567 million) in the quarter ended December 31, 2019 (Q3-2020)

•	Core operating profit (profit before provisions and tax, excluding treasury income) grew by 15% year-on-year to ₹ 8,054 crore (US$ 1.1 billion) in Q3-2021

•	Total deposits grew by 22% year-on-year to ₹ 874,348 crore (US$ 119.7 billion) at December 31, 2020

•	19% growth in average current and savings account (CASA) deposits in Q3-2021; average CASA ratio was 41.8% in Q3-2021

•	Term deposits grew by 26% year-on-year at December 31, 2020

•	Domestic loans grew by 13% year-on-year at December 31, 2020

•	Retail loans grew by 15% year-on-year

•	Net non-performing asset (NPA) ratio was 0.63% at December 31, 2020; on a proforma basis, including loans not classified as non-performing pursuant to the Supreme Court’s interim order and contingency provisions for the same, the net NPA ratio would have been 1.26% compared to 1.12% at September 30, 2020 and 1.41% at March 31, 2020

•	Provision coverage ratio on a proforma basis was 77.6% at December 31, 2020

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	At December 31, 2020, the Bank held aggregate Covid-19 related provision of ₹ 9,984 crore (US$ 1.4 billion), including contingency provision for proforma NPAs amounting to ₹ 3,509 crore (US$ 480 million) for loans not classified as non-performing pursuant to the Supreme Court’s interim order

•	Total capital adequacy ratio of 19.51% and Tier-1 capital adequacy ratio of 18.12% on a standalone basis at December 31, 2020 (including profits for the nine months ended December 31, 2020)

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended December 31, 2020. The statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended December 31, 2020.

Profit & loss account

•	The core operating profit (profit before provisions and tax, excluding treasury income) increased by 15% year-on-year to ₹ 8,054 crore (US$ 1.1 billion) in Q3-2021 from ₹ 7,017 crore (US$ 960 million) in Q3-2020

•	Net interest income (NII) increased by 16% year-on-year to ₹9,912 crore (US$ 1.4 billion) in Q3-2021 from ₹ 8,545 crore (US$ 1.2 billion) in Q3-2020

•	The net interest margin was 3.67% in Q3-2021 compared to 3.57% in the quarter ended September 30, 2020 (Q2-2021) and 3.77% in Q3-2020

•	Non-interest income, excluding treasury income, was ₹ 3,921 crore (US$ 537 million) in Q3-2021 compared to ₹ 4,043 crore (US$ 553 million) in Q3-2020

•	Fee income was ₹ 3,601 crore (US$ 493 million) in Q3-2021 compared to ₹ 3,596 crore (US$ 492 million) in Q3-2020. Fee income increased sequentially by 15% in Q3-2021 over Q2-2021 reflecting the increase in customer spending, borrowing and investment activity. Retail fees constituted 78% of total fees in Q3-2021

•	Treasury income was ₹` 766 crore (US$ 105 million) in Q3-2021 compared to ₹ 531 crore (US$ 73 million) in Q3-2020. During Q3-2021, the Bank sold 2.2% shareholding in ICICI Securities for compliance with minimum public shareholding norms resulting in a gain of ₹ 329 crore (US$ 45 million)

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	Provisions (excluding provision for tax) were ₹` 2,742 crore (US$ 375 million) in Q3-2021 compared to ₹ 2,083 crore (US$ 285 million) in Q3-2020. During Q3-2021, the Bank made contingency provision amounting to ₹ 3,012 crore (US$ 412 million) for borrower accounts not classified as non-performing pursuant to the interim order of the Supreme Court. The Bank utilised ₹ 1,800 crore (US$ 246 million) of Covid-19 related provisions made in the earlier periods

•	During Q3-2021, the Bank has changed its provisioning policy on non-performing assets to make it more conservative. The contingency provision made on a prudent basis for loans overdue for more than 90 days at December 31, 2020 but not classified as non-performing pursuant to the Supreme Court’s interim order, also reflects the revised policy. The change in policy resulted in higher provision on advances amounting to ₹ 2,096 crore (US$ 287 million) during Q3-2021 for aligning provisions on the outstanding loans to the revised policy

•	At December 31, 2020, the Bank held aggregate Covid-19 related provision of ₹ 9,984 crore (US$ 1.4 billion), including contingency provision for proforma NPAs amounting to ₹ 3,509 crore (US$ 480 million) for loans not classified as non-performing

•	The profit before tax grew by 11% year-on-year to ₹ 6,078 crore (US$ 832 million) in Q3-2021 from ₹ 5,465 crore (US$ 748 million) in Q3-2020

•	On a standalone basis, the profit after tax grew by 19% year-on-year to ₹ 4,940 crore (US$ 676 million) in Q3-2021 compared to ₹ 4,146 crore (US$ 567 million) in Q3-2020

Operating review

The continued pickup in economic activity and tailwinds from the festive season combined with the Bank’s digital initiatives and extensive franchise reflected in an increase in disbursements across retail products during Q3-2021. Mortgage disbursements increased further in Q3-2021 over Q2-2021 and reached an all-time monthly high in December driven by the Bank’s efforts to offer a convenient and frictionless experience to customers by digitising the entire underwriting process, with instant loan approvals. Disbursements of auto loans continued to increase from the September levels and crossed pre-Covid levels in December. Credit card spends also reached pre-Covid levels in December led by increased spends in categories such as health & wellness, electronics and e-commerce.

Credit growth

The retail loan portfolio grew by 15% year-on-year and 7% sequentially at December 31, 2020. Retail loans comprised 65.6% of the total loan portfolio at December 31, 2020. Including non-fund outstanding, retail was 54.1% of the total portfolio at December 31, 2020. Growth in the performing domestic corporate portfolio was about 10% year-on-year driven by disbursements to higher rated corporates to meet their working capital and capital expenditure requirements. While various sectors and multiple corporate clients contributed to this growth, some focus segments were highly rated PSUs and large established corporate groups. The domestic advances grew by 13% year-on-year and 7% sequentially at December 31, 2020. Total advances increased by 10% year-on-year to ₹ 699,017 crore (US$ 95.7 billion) at December 31, 2020 from ₹ 635,654 crore (US$ 87.0 billion) at December 31, 2019.

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Deposit growth

Total deposits increased by 22% year-on-year to ₹ 874,348 crore (US$ 119.7 billion) at December 31, 2020. Average current account deposits increased by 27% year-on-year in Q3-2021. Average savings account deposits increased by 16% year-on-year in Q3-2021. Total term deposits increased by 26% year-on-year to ₹ 478,932 crore (US$ 65.5 billion) at December 31, 2020.

The Bank had a network of 5,267 branches and 14,655 ATMs at December 31, 2020.

Digital initiatives and transactions

During Q3-2021, the Bank expanded its state-of-the-art mobile banking app, iMobile, to iMobile Pay which offers payment and banking services to customers of any bank. iMobile Pay can be used for making payments using Unified Payments Interface (UPI) and also offers instant banking services such as opening savings account, investments, loans and credit cards among others. The Bank has seen about 500,000 activations of iMobile Pay from non-ICICI Bank customers since it was launched two months ago. The Bank launched ‘ICICI Bank Mine’, India’s first comprehensive banking programme for millennial customers. It offers an instant savings account, a feature driven iMobile application, investment guidance to suit the needs of millennials, curated credit and debit card, and instant personal loans & overdrafts. The Bank incroduced a facility called ‘ICICI Bank Cardless EMI’ which enables pre-approved customers to buy their favourite gadgets or home appliances using their mobile phone and Permanent Account Number (PAN) instead of physical wallet or cards. They can also convert the high-value transactions into easy, no-cost monthly instalments by simply using their registered mobile number and PAN on the Point of Sale (PoS) machine at the retail outlets.

The Bank launched an online platform called ‘Infinite India’ for foreign companies looking to establish or expand business in the country. The platform offers not only banking solutions but also value-added services such as incorporation of a business entity, corporate filings, licenses and registrations to foreign companies or MNCs coming to India.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Digital channels like internet, mobile banking, PoS and others accounted for over 90% of the savings account transactions in the nine months ended December 31, 2020 (9M-2021). The volume of mobile banking transactions increased by 60% year-on-year in Q3-2021. The value of merchant acquiring transactions on UPI increased by 286% year-on-year in Q3-2021. The Bank is a market leader in electronic toll collections through FASTag. The electronic toll collections for the Bank grew by 85% year-on-year in Q3-2021. The Bank had a market share of 37% by value in December 2020. The Bank has issued about 1.4 million Amazon Pay credit cards since its launch in 2018. In the process, the Amazon Pay credit card has become fastest co-branded card in the country to cross the milestone of 1 million, in less than 20 months of its launch.

Asset quality

During the quarter, the gross additions to NPAs were ₹ 471 crore (US$ 64 million). Recoveries and upgrades, excluding write-offs, from non-performing loans were ₹ 1,776 crore (US$ 243 million) in Q3-2021. The net NPA ratio was 0.63% at December 31, 2020. Loans amounting to ₹ 8,280 crore (US$ 1.1 billion), compared to ₹ 1,410 crore (US$ 193 million) at September 30, 2020, were not classified as non-performing at December 31, 2020 pursuant to the Supreme Court’s interim order. On a proforma basis, , the net NPA ratio was 1.26% at December 31, 2020 compared to 1.12% at September 30, 2020. The provision coverage ratio on a proforma basis was robust at 77.6% at December 31, 2020. Excluding proforma NPAs, the total fund based outstanding to all borrowers under resolution was ₹ 2,546 crore (US$ 348 million), or about 0.4% of the total loan portfolio, at December 31, 2020. The fund-based and non-fund based outstanding to borrowers rated BB and below (excluding non-performing assets and loans included in the proforma NPA disclosures) was ₹ 18,061 crore (US$ 2.5 billion) at December 31, 2020 compared to ₹ 16,167 crore (US$ 2.2 billion) at September 30, 2020.

Capital adequacy

The Bank’s total capital adequacy at December 31, 2020, including profits for 9M-2021, was 19.51% and Tier-1 capital adequacy was 18.12% compared to the minimum regulatory requirements of 11.08% and 9.08% respectively.

Consolidated results

The consolidated profit after tax was ₹ 5,498 crore (US$ 752 million) in Q3-2021 compared to ₹ 4,882 crore (US$ 668 million) in Q2-2021 and ₹ 4,670 crore (US$ 639 million) in Q3-2020. The consolidated return on equity was 14.6% in Q3-2021.

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Consolidated assets grew by 16% year-on-year to ₹ 1,519,353 crore (US$ 207.9 billion) at December 31, 2020 from ₹ 1,304,911 crore (US$ 178.6 billion) at December 31, 2019.

Subsidiaries

Profit after tax of ICICI Prudential Life Insurance (ICICI Life) was ₹ 306 crore (US$ 42 million) in Q3-2021 compared to ₹ 302 crore (US$ 41 million) in Q3-2020 . Value of New Business (VNB) of ICICI Life grew by 0.5% year-on-year to ₹ 428 crore (US$ 59 million) in Q3-2021. The new business premium increased by 14% year-on-year to ₹ 3,443 crore (US$ 471 million) in Q3-2021 from ₹ 3,021 crore (US$ 413 million) in Q3-2020. The new business margin increased from 21.7% in FY2020 to 26.0% in 9M-2021. Protection based annualised premium equivalent was ₹ 257 crore (US$ 35 million) in Q3-2021 compared to ₹ 267 crore (US$ 37 million) in Q3-2020. The protection based annualised premium equivalent accounted for 17.8% of the total annualised premium equivalent in 9M-2021.

The profit after tax of ICICI Lombard General Insurance Company (ICICI General) grew by 7% year-on-year to ₹ 314 crore (US$ 43 million) in Q3-2021 from ₹ 294 crore (US$ 40 million) in Q3-2020. The Gross Direct Premium Income (GDPI) of ICICI General grew by 9% to ₹ 4,034 crore (US$ 552 million) in Q3-2021 compared to ₹ 3,693 crore (US$ 505 million) in Q3-2020. The combined ratio improved to 97.9% in Q3-2021 compared to 98.7% in Q3-2020.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, was ₹ 267 crore (US$ 37 million) in Q3-2021 compared to ₹ 137 crore (US$ 19 million) in Q3-2020.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC), as per Ind AS, grew by 17% year-on-year to ₹ 358 crore (US$ 49 million) in Q3-2021 compared to ₹ 305 crore (US$ 42 million) in Q3-2020.

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Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

₹ crore

	FY 2020	Q3- 2020	9M- 2020	Q2- 2021	Q3- 2021	9M- 2021
	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net interest income	33,267	8,545	24,340	9,366	9,912	28,558
Non-interest income	15,156	4,043	11,143	3,486	3,921	9,786
- Fee income	13,711	3,596	10,112	3,139	3,601	8,844
- Dividend income from subsidiaries	1,273	367	935	334	356	877
- Other income	172	80	96	13	(36)	65
Less:
Operating expense	21,615	5,571	15,823	5,133	5,779	15,558
Core operating profit[1]	26,808	7,017	19,660	7,719	8,054	22,786
- Treasury income	1,293	531	1,051	542[2]	766[2]	5,071[2]
Operating profit	28,101	7,548	20,711	8,261	8,820	27,857
Less:
Net provision[4]	14,053	2,083	8,086	2,995	2,742[3]	13,331[3]
Covid-19 related contingency provisions[5]	-	-	-	497	3,012	3,509
Covid-19 related other provisions	2,725	-	-	-	(1,800)	3,750
Other provisions	11,328	2,083	8,086	2,498	1,530	6,072
Profit before tax	14,048	5,465	12,625	5,266	6,078	14,526
Less:
Provision for taxes	6,117[6]	1,319	5,916[6]	1,015	1,138	2,736
Profit after tax	7,931	4,146	6,709	4,251	4,940	11,790
1.	Excluding treasury income

2.	Includes profit on sale of shareholding in subsidiaries of ₹ 329 crore (US$ 45 million) in Q3-2021, ₹ 305 crore (US$ 42 million) in Q2-2021 and ₹ 3,670 crore (US$ 502 million) in 9M-2021

3.	During Q3-2021, the Bank has changed its provisioning policy on non-performing assets to make it more conservative. The contingency provision made on a prudent basis for loans overdue for more than 90 days at December 31, 2020 but not classified as non-performing pursuant to the Supreme Court’s interim order, also reflects the revised policy. The change in policy resulted in higher provision on advances amounting to ₹ 2,096 crore (US$ 287 million) during Q3-2021 and 9M-2021 for aligning provisions on the outstanding loans to the revised policy

4.	The Covid-19 pandemic has impacted most economies and banking systems globally, including India. The nation-wide lockdown for the first two months of FY2021 substantially impacted economic activity, which has subsequently seen an improvement following the easing of lockdown measures and progress towards normalcy. For the banking sector, these developments resulted in lower demand for loans and fee-based services; various relief measures for borrowers impacted by the economic disruption, including moratorium on payment of dues and standstill in asset classification; and higher provisioning in expectation of higher additions to non-performing loans following the cessation of moratorium and asset classification standstill. In addition to Covid-19 related provision of ₹ 2,725 crore (US$ 373 million) made in FY2020, during the six months ended September 30, 2020 (H1-2021), the Bank made Covid-19 related provision of ₹ 5,550 crore (US$ 760 million) and contingency provision of ₹ 497 crore (US$ 68 million) for borrower accounts not classified as non-performing pursuant to the Supreme Court’s interim order. During Q3-2021, the Bank made contingency provision amounting to ₹ 3,012 crore (US$ 412 million) for borrower accounts not classified as non-performing pursuant to the interim order of the Supreme Court and utilised ₹ 1,800 crore (US$ 246 million) of Covid-19 related provisions made in the earlier periods. At December 31, 2020, the Bank held aggregate Covid-19 related provision of ₹ 9,984 crore (US$ 1.4 billion), including contingency provision for proforma NPAs amounting to ₹ 3,509 crore (US$ 480 million).

5.	Represents provisions for borrower accounts not classified as non-performing as of December 31, 2020 pursuant to the Supreme Court’s interim order.

6.	Includes one-time additional charge due to re-measurement of accumulated deferred tax assets at the revised marginal tax rate

7.	Prior period numbers have been re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

₹ crore

	31-Dec-19	31-Mar-20	30-Sep-20	31-Dec-20
	Unaudited	Audited	Unaudited	Unaudited
Capital and Liabilities
Capital	1,294	1,295	1,379[1]	1,381
Employee stock options outstanding	4	3	3	3
Reserves and surplus	113,703	115,206	136,269[1]	141,384
Deposits	716,345	770,969	832,936	874,348
Borrowings (includes subordinated debt)	137,375	162,897	136,427	111,608
Other liabilities	38,347	47,995	55,956	64,493
Total capital and liabilities	1,007,068	1,098,365	1,162,971	1,193,217

Assets
Cash and balances with Reserve Bank of India	36,215	35,284	30,538	29,406
Balances with banks and money at call and short notice	34,222	83,872	106,054	104,864
Investments	227,480	249,531	289,623	275,261
Advances	635,654	645,290	652,608	699,017
Fixed assets	8,088	8,410	8,707	8,717
Other assets	65,409	75,978	75,441	75,952
Total assets	1,007,068	1,098,365	1,162,971	1,193,217
1.	During Q2-2021, the Bank issued 418,994,413 equity shares of face value of ₹ 2 each at a price of ₹ 358 per equity share including a premium of ₹ 356 per equity share, aggregating to ₹ 15,000 crore (US$ 2.0 billion) through Qualified Institutions Placement

2.	Prior period figures have been re-grouped/re-arranged where necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forwardlooking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, and the impact of the Covid-19 pandemic which could result in fewer business opportunities, lower revenues, and an increase in the levels of non-performing assets and provisions, depending inter alia upon the period of time for which the pandemic extends, the remedial measures adopted by governments and central banks, and the time taken for economic activity to resume at normal levels after the pandemic, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Anindya Banerjee at anindya.banerjee@icicibank.com or Aashwij Mallya at aashwij.mallya@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 73.07